CANNEX CAPITAL PROVIDES UPDATE ON 4FRONT TRANSACTION

VANCOUVER, BC, July 29, 2019 - Cannex Capital Holdings Inc. (CSE: CNNX / OTCQX: CNXXF) ("Cannex" or the "Company") announces that, further to the Company's news release dated June 20, 2019, the Company and 4Front Holdings, LLC have made an application to the Supreme Court of British Columbia for the final order in respect of the business combination.  The hearing for the final order is scheduled for July 30, 2019 at 9:45 a.m. (Pacific Standard Time), or as soon thereafter as counsel may be heard, at 800 Smithe Street, Vancouver, British Columbia.

About Cannex Capital Holdings Inc.

Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State's and the Pacific Northwest's largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor. Northwest Cannabis Solutions and 7Point Holdings are not Cannex subsidiaries, and Cannex does not hold any ownership position in either company.

About 4Front Holdings LLC

4Front is building a next-generation company in the cannabis industry, based upon strategic and aligned leadership, battle-tested operating capabilities, transparent and principled governance, and a commitment to developing and supporting people and communities. Led by a group of professionals with experience in strategy, manufacturing, distribution & logistics, finance, real estate, multi-location retail & hospitality operations and talent development & retention, 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise that can support the rapid operational growth opportunity being afforded by the increased legalization of cannabis across the globe. For more information, visit the website.

Cannex Capital Holdings Inc.

Anthony Dutton, CEO

(604) 649-7787

Email: adutton@cannexcapital.com

Website: www.cannexcapital.com

Media Contact for 4Front Holdings, LLC

Anne Donohoe / Nick Opich

KCSA Strategic Communications

adonohoe@kcsa.com / nopich@kcsa.com

212-896-1265 / 212-896-1206

The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The CSE has not reviewed and does not accept responsibility for the adequacy of this news release.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex's periodic filings with Canadian securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements. Such forward-looking statements include the date of the Cannex shareholder meeting, the closing of the Transaction and the benefits to be received in the Transaction.

There can be no assurance that such forward-looking statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking statements. These forward-looking statements reflect the current beliefs of Cannex and are based on information currently available to Cannex and on assumptions that Cannex believes are reasonable. These assumptions include, but are not limited to, receipt of required court, shareholder and regulatory approvals, the closing of the Transaction, and the anticipated trading date of the Subordinate Voting Shares. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Resulting Issuer to be materially different from those expressed or implied by such forward-looking statements. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive shareholder, board or regulatory approvals; failure to fulfill any of the conditions precedent to the Definitive Agreement or failure to perform all the necessary steps with respect to the Transaction; the actual results of future operations compared to the forecasted results contained in the forward-looking statements; competition; changes in legislation affecting the Resulting Issuer; the timing and availability of external financing on acceptable terms; and other risk factors.

Cannex cautions that the foregoing list of material factors is not exhaustive. When relying on Cannex's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Cannex has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this news release represents Cannex's expectations as of the date of this news release and, accordingly, are subject to change after such date.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law.